UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Pacira Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

695127 10 0

(CUSP Number)

OrbiMed Advisors LLC

OrbiMed Capital GP III LLC

Samuel D. Isaly

601 Lexington Avenue, 54th Floor

New York, NY 10022

Telephone:  (212) 739-6400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 8, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSP No. 695127 10 0

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) OrbiMed Advisors LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,079,031(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,079,031(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,079,031(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.42%(2)

14.	Type of Reporting Person (See Instructions) IA

(1) Includes 79,031 shares of Common Stock underlying warrants which are exercisable within 60 days of the date of this filing.

(2) This percentage is calculated based upon 32,315,166 shares of the Issuer’s Common Stock outstanding, as reported in Issuer’s quarterly report on Form 10-Q filed on May 9, 2012.

CUSP No. 695127 10 0

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) OrbiMed Capital GP III LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,059,487 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,059,487 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,059,487 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.36%(2)

14.	Type of Reporting Person (See Instructions) OO

(1)  Includes 78,287 shares of Common Stock underlying warrants which are exercisable within 60 days of the date of this filing.

(2) This percentage is calculated based upon 32,315,166 shares of the Issuer’s Common Stock outstanding, as reported in Issuer’s quarterly report on Form 10-Q filed on May 9, 2012.

CUSP No. 695127 10 0

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) Samuel D. Isaly

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,079,031 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,079,031 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,079,031(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.42%(2)

14.	Type of Reporting Person (See Instructions) IN

(1)  Includes 79,031 shares of Common Stock underlying warrants which are exercisable within 60 days of the date of this filing.

(2) This percentage is calculated based upon 32,315,166 shares of the Issuer’s Common Stock outstanding, as reported in Issuer’s quarterly report on Form 10-Q filed on May 9, 2012.

Explanatory Note:  This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) supplements and amends the Schedule 13D previously filed with the United States Securities and Exchange Commission (the “SEC”) on February 18, 2011, amended by Amendment No. 1 filed December 1, 2011 and amended by Amendment No. 2 filed March 19, 2012 (as amended, the “Original Schedule 13 D”).  The person and entities filing this Amendment No. 3 are OrbiMed Advisors LLC, a limited liability company under the laws of Delaware, OrbiMed Capital GP III LLC, a limited liability company under the laws of Delaware, and Samuel D. Isaly (“Isaly”), an individual (collectively, the “Reporting Persons”).  This Amendment No. 3 is being filed to report the open market sales of shares of Common Stock of Pacira Pharmaceuticals, Inc. (the “Company”) by the Reporting Persons.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

The Reporting Persons sold an aggregate of 446,000 shares of Common Stock in open market transactions from June 8 through June 14, 2012 for gross proceeds of approximately $5,905,633.

Item 5.	Interest in Securities of the Issuer

“Item 5.  Interest in Securities of the Issuer” of the Original Schedule 13D is hereby amended and restated as follows:

(a) — (b) As of this date of this filing, the Reporting Persons may be deemed, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the shares of Common Stock held by the OrbiMed Stockholders, OPI III and Associates III. As of the date of this filing, OPI III directly holds 1,981,200 shares of Common Stock and warrants to purchase an additional 78,287 shares of Common Stock and Associates III directly holds 18,800 shares of Common Stock and warrants to purchase an additional 744 shares of Common Stock.

OrbiMed Advisors LLC, pursuant to its authority as the sole managing member of OrbiMed Capital GP III LLC, the sole general partner of OPI III, and as the general partner of Associates III, may be deemed to indirectly beneficially own the securities of the Issuer held by OPI III and Associates III, which represent an aggregate of 2,000,000 shares of Common Stock and warrants to purchase 79,031 shares of Common Stock and constitute approximately 6.42% of the Common Stock(1). Isaly, pursuant to his authority as the managing member of, and owner of a controlling interest in, OrbiMed Advisors LLC, may be deemed to also indirectly beneficially own the foregoing securities of the Issuer attributable to OrbiMed Advisors LLC.

OrbiMed Capital GP III LLC, pursuant to its authority as the general partner of OPI III, may be deemed to indirectly beneficially own the securities of the Issuer held by OPI III, which represent an aggregate of 1,981,200 shares of Common Stock and warrants to purchase 78,287 shares of Common Stock and constitute approximately 6.36% of the Common Stock(1).

As a result of the agreements and relationships described in Items 2, 3, and Item 6 of the Original Schedule 13D, the Reporting Persons have shared discretionary power to direct the vote and the disposition of the securities of the Issuer held by OPI III, and OrbiMed Advisors LLC and Isaly have shared discretionary power to direct the vote and the disposition of the securities of the Issuer held by Associates III.

(c)

Entity	Date of Transaction	Number of Shares Sold	Price Per Share
OPI III	June 8, 2012	20,800	$12.1983	(1)
Associates III	June 8, 2012	200	$12.1983	(1)
OPI III	June 11, 2012	222,900	$12.8777	(2)
Associates III	June 11, 2012	2,100	$12.8777	(2)
OPI III	June 12, 2012	5,900	$13.6993	(3)
Associates III	June 12, 2012	100	$13.6993	(3)
OPI III	June 12, 2012	33,700	$13.7109	(4)
Associates III	June 12, 2012	300	$13.7109	(4)
OPI III	June 13, 2012	99,100	$13.7751	(5)
Associates III	June 13, 2012	900	$13.7751	(5)
OPI III	June 14,2012	59,400	$13.7685	(6)
Associates III	June 14, 2012	600	$13.7685	(6)

(1) Represents the weighted average sales price for the price increments ranging from $12.09 to $12.28.

(2) Represents the weighted average sales price for the price increments ranging from $12.15 to $12.35.

(3) Represents the weighted average sales price for the price increments ranging from $13.66 to $13.75.

(4) Represents the weighted average sales price for the price increments ranging from $13.64 to $13.825.

(5) Represents the weighted average sales price for the price increments ranging from $13.59 to $ 13.95.

(6) Represents the weighted average sales price for the price increments ranging from $ 13.75 to $ 13.89.

(d) Not applicable.

(e) Not applicable.

Item 6.	Material to Be Filed as Exhibits
A. Agreement regarding filing of joint Schedule 13D.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 15, 2012

OrbiMed Advisors LLC

	By:	/s/ Samuel D. Isaly
		Name:	Samuel D. Isaly
		Title:	Managing Member

OrbiMed Capital GP III LLC

	By:	OrbiMed Advisors LLC,
its Managing Member

	By:	/s/ Samuel D. Isaly
		Name:	Samuel D. Isaly
		Title:	Managing Member

	By:	/s/ Samuel D. Isaly
		Name:	Samuel D. Isaly

Schedule I

The name and present principal occupation of each of the persons managing or otherwise controlling OrbiMed Advisors LLC are set forth below. Unless otherwise noted, each of these persons are United States citizens and have as their business address 601 Lexington Avenue, 54th Floor, New York, NY10022.

Name	Position with Reporting Person	Principal Occupation
Samuel D. Isaly	Managing Member	Managing Member OrbiMed Advisors LLC
Michael B. Sheffery	Member	Member OrbiMed Advisors LLC
Carl L. Gordon	Member	Member OrbiMed Advisors LLC
Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC
Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC
W. Carter Neild	Member	Member OrbiMed Advisors LLC
Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC
Evan D. Sotiriou	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

Schedule II

The business and operations of OrbiMed Capital GP III LLC are managed by the persons controlling its managing member, OrbiMed Advisors LLC, as set forth on Schedule I above.

Exhibit Index

A.                                   Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP III LLC and Samuel D. Isaly.

Exhibit A

JOINT FILING AGREEMENT

I, the undersigned, hereby express my agreement that the attached Schedule 13D (and any amendments thereto) relating to the beneficial ownership by the undersigned of the equity securities of Pacira Pharmaceuticals, Inc. is filed on behalf of each of the undersigned.

Date: June 15, 2012

OrbiMed Advisors LLC

	By:	/s/ Samuel D. Isaly
		Name:	Samuel D. Isaly
		Title:	Managing Member

OrbiMed Capital GP III LLC

	By:	OrbiMed Advisors LLC,
its Managing Member

	By:	/s/ Samuel D. Isaly
		Name:	Samuel D. Isaly
		Title:	Managing Member

	By:	/s/ Samuel D. Isaly
		Name:	Samuel D. Isaly